ASIA ENTERTAINMENT & RESOURCES LTD.

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on September 24, 2013
(or any adjournment or postponement thereof)

To the Shareholders of
Asia Entertainment & Resources Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of Asia Entertainment & Resources Ltd. (the “Company”) will be held on September 24, 2013 at 11:00 a.m. local time at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau, and at any adjourned or postponement thereof. The Annual Meeting is called for the following purposes:

1.	To elect each of Lam Man Pou, Vong Hon Kun and George Chui Vai Hou to serve on the Board of Directors of the Company as Class C directors until the 2016 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified;

2.	To increase the authorized share capital of the Company from US$20,115 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 1,150,000 preferred shares of a par value of US$0.0001 each to US$50,115 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 1,150,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 300,000,000 ordinary shares of a par value of US$0.0001 each to rank pari passu in all respects with the existing ordinary shares;

3.	To amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association and pass the required resolution to change the Company’s corporate name to “Iao Kun Group Holding Company Limited” as a special resolution;

4.	To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2013; and

5.	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on September 6, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Annual Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual Meeting.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Annual Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at 852-2110-9133. This Proxy Statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address: http://ir.aerlf.com/events.cfm. Shareholders may obtain a copy of these materials, free of charge, by contacting William Schmitt at IRC LLC; 761 Main Avenue; Norwalk, CT 06851; U.S.A.

By Order of the Board of Directors,

Leong Siak Hung
Chief Executive Officer

Hong Kong, September 9, 2013

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by marking your proxy card.

ASIA ENTERTAINMENT & RESOURCES LTD.

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ASIA ENTERTAINMENT & RESOURCES LTD.

Unit 605, East Town Building
16 Fenwick Street, Wanchai
Hong Kong

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

To be held on September 24, 2013
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Asia Entertainment & Resources Ltd. (the “Company,” “AERL,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau on September 24, 2013, at 11:00 a.m. local time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at 852-2110-9133.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about September 11, 2013.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our annual meeting, this proxy statement, a proxy card and our 2012 Annual Report to Shareholders, and by notifying you of the availability of our proxy materials on the Internet. The notice of annual meeting, proxy statement, form of proxy and our 2013 Annual Report are also available at http://ir.aerlf.com/events.cfm. The materials on the site are searchable, readable and printable, and the site does not use “cookies” or other tracking devices that identify visitors.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on September 6, 2013 (the “record date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2013 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.	We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the 2013 Annual Meeting of Shareholders (“Annual Meeting”), including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about September 11, 2013 to all shareholders of record entitled to vote at the Annual Meeting.

Q.	Who may vote and how many votes my I cast?

A.	Only shareholders of record on the record date, September 6, 2013, will be entitled to vote at the Annual Meeting. On the record date, there were 60,039,724 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no other classes of share capital outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

•	To elect three Class C directors;

•	To increase the number of ordinary shares that the Company is authorized to issue from 200,000,000 to 500,000,000;

•	To amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association and pass the required resolution to change the Company’s corporate name to “Iao Kun Group Holding Company Limited” as a special resolution;

•	To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2013; and

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•	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

Q.	How do I vote?

A.	You may either vote “For” each of the nominees to the Board of Directors named herein or you may “Withhold” your vote for any nominee you specify. You may vote “For” or “Against” the proposal to increase the number of ordinary shares that the Company is authorized to issue from 200,000,000 to 500,000,000, or “Abstain” from voting on such proposal. You may vote “For” or “Against” the proposal to amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association and pass the required resolution to change the Company’s corporate name to “Iao Kun Group Holding Company Limited”, or “Abstain” from voting on such proposal. To ratify the appointment of UHY LLP as the independent auditor of the Company for the fiscal year ending December 31, 2013 you may vote “For” or “Against” or abstain from voting. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card.

•	To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive; or

•	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. EST on the day before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The election of directors and the amendment to effect the change in the Company’s corporate name are non-routine matters, and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on these matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on these matters, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Annual Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures.

This ensures that your shares will be voted at the Annual Meeting.

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You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

•	FOR election of each of our three nominees for director;

•	FOR the increase to the number of ordinary shares that the Company is authorized to issue from 200,000,000 to 500,000,000;

•	FOR the amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association and required resolution to change the Company’s corporate name to “Iao Kun Group Holding Company Limited”; and

•	FOR ratification of the appointment of UHY LLP as the independent auditor of the Company for the fiscal year ending December 31, 2013.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the Annual Meeting;

•	delivering a written request in person to return the executed proxy;

•	voting in person at the Annual Meeting; or

•	providing written notice of revocation to the Corporate Secretary of the Company at: Unit 605, East Town Building; 16 Fenwick Street; Wanchai, Hong Kong.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Annual Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Annual Meeting if you:

•	properly submit a proxy card (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

On September 6, 2013, the record date, there were 60,039,724 ordinary shares outstanding. Therefore, at least 20,011,240 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

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Q.	How many votes are required to approve an item of business?

A.	Each director shall be elected by a simple majority of the votes cast at the Annual Meeting. There is no cumulative voting for the Company’s directors.

The proposal to increase the number of ordinary shares that the Company is authorized to issue from 200,000,000 to 500,000,000 will be approved if passed by a simple majority of the votes cast by the shareholders at the Annual Meeting.

The proposal to amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association to change the Company’s corporate name to “Iao Kun Group Holding Company Limited” will be approved if the holders of not less than two-thirds of the votes cast by the shareholders at the Annual Meeting vote in favor of such amendment.

The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting is required for the ratification of the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2013.

Only shares that are voted are taken into account in determining the proportion of votes cast for any of the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://ir.aerlf.com/. The principal executive office of the Company is located at Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. The mailing address of the principal executive office is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. The telephone number for the Company is 852-2110-9133.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 6, 2013 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Percentages of ownership are based on 60,039,724 Ordinary Shares outstanding as of September 6, 2013. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Chien Lee(1)	1,957,382	(2)	3.3%
Sylvia Lee(1)	1,957,382	(2)	3.3%
Vong Hon Kun(3)	6,620,242		11.0%
Lam Chou In(3)	5,018,135		8.4%
Lam Man Pou(3)	4,942,245		8.2%
Chui Vai Hou, George(3)	5,164		*
James R. Preissler(4)	305,557		*
Leong Siak Hung(5)	873,078		1.5%
Li Chun Ming, Raymond(3)	5,790		*
Peter Li	168		*
Joao Manuel Santos Ferreira(3)	5,164		*
Yeung Lun, Allan(3)	5,164		*
All of our directors and executive officers as a group (10 individuals)	14,795,844		24.6%

*Less than 1%.

(1) The business address of Mr. and Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

(2) Represents 103,700 ordinary shares owned jointly by Mr. and Mrs. Lee, 5,790 ordinary shares owned by Mrs. Lee and 1,847,892 ordinary shares held by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee.

(3) Each of these persons maintains a business address at Unit 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

(4) The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

(5) 867,288 of such shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board of Directors, upon recommendation from the Nominating Committee, has nominated the persons identified under the caption “Class C Directors - Nominees” for election as directors, to serve until the 2016 annual meeting and their successors have been elected and qualified If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates. Information regarding the directors whose terms expire at the next two annual meetings is also set forth below.

Name	Age	Other positions with Company
Class A Directors - one-year term remaining
Peter Li	49	NA
Raymond Li Chun Ming	56	Chief Financial Officer
Yeung Lun Allan	57	NA

Class B Directors - two-year term remaining
Leong Siak Hung	43	Chief Executive Officer
James R. Preissler	40	NA
João Manuel Santos Ferreira	60	NA

Class C Directors - Nominees
Lam Man Pou	50	Chairman and Chief Marketing Officer
Vong Hon Kun	48	Chief Operating Officer
George Chui Vai Hou	46	NA

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the annual meeting, the three nominees for director receiving a majority of the votes properly cast for the election of directors at the annual meeting will be elected to our Board of Directors.

The following pages set forth the names, ages and director start dates of the directors and director nominees, their respective principal occupations or brief employment history for the past five years and the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Lam Man Pou, age 50, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of AGRL since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing AGRL’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

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Leong Siak Hung, age 43, has served as the Chief Executive Officer and a director of the Company since February 2010 and has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Li Chun Ming, Raymond, age 56, has served as the chief financial officer and a director of the Company since February 2010 and has served as chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of the Company. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, 48, has served as the chief operating officer and a director of the Company since February 2010 and has served as chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of the Company and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

James R. Preissler, age 40, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses.

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João Manuel Santos Ferreira, age 60, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 57, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since March 2013, he has been general manager of Tacwin Limited, at which he oversees the marketing and administration office in Hong Kong and the operation of the electroplating and molding factory in the Pearl River Delta Region in China. From 2008 to early 2013, he was the operation manager of Yen Hing Leather Works Factory, which operated a manufacturing plant of 3,500 employees in Dongguang, China. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was general manager at the time he left that company. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is Suite 607, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 46, has served as a director of the Company since April 7, 2010. Mr. Chui has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Peter Li, age 49, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li was the chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China from February 2009 until January 2012. Mr. Li was an independent director and audit chairman for Yuhe International Inc.(YUII.PK) from June 2008 until January 2013. Mr. Li was an independent director and audit committee chairman for China Valves Technology, Inc. (CVVT.PK) from November 2008 to September 2012. Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies, a NASDAQ listed company (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

There are currently no family relationships among our directors, director nominees, and executive officers.

It is intended that the accompanying proxy will be voted for the election, as directors, of the three persons named under “Nominees for three-year term” above, unless the proxy contains contrary instructions.

The Board and Board Committees

During the year ended December 31, 2012, the Board of Directors met one time and took action by written consent on eight occasions. All of the directors attended at least 75% of the aggregate of the total number of board meetings and the total number of meetings held by all committees of the board on which such director served. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that the following directors and director nominees are each independent directors as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”): James R. Preissler, Yeung Lun Allan, João Manuel Santos Ferreira, George Chui Vai Hou, and Peter Li.

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Current Committee Composition
Name	Audit	Nominating	Compensation
James R. Preissler	C
Yeung Lun Allan	M		M
João Manuel Santos Ferreira		C	M
George Chui Vai Hou	M	M
Peter Li		M	C

“C” Indicates committee chair.

“M” Indicates committee member.

Audit Committee.

On March 10, 2010, the Board of Directors formed the Audit Committee and adopted a written charter. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James R. Preissler (Chairman), Yeung Lun Allan and George Chui Vai Hou currently serve on this committee. The Audit Committee held three meetings during 2012, and took action by written consent on three occasions. The Board of Directors has determined that James R. Preissler is an “audit committee financial expert”. The Board of Directors has determined that each of the members of the Audit Committee are independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

The Audit Committee operates under a written charter adopted by the Board of Directors and assists the Board of Directors by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

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The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2012, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company’s annual report on Form 20-F for the fiscal year ended December 31, 2012. The Audit Committee also reappointed UHY LLP as the Company’s independent registered public accounting firm for fiscal 2013.

The members of the Audit Committee are:

James R. Preissler

Yeung Lun Allan

George Chui Vai Hou

Nominating Committee.

On April 7, 2010, the Board of Directors formed the Nominating Committee and adopted a written charter. João Manuel Santos Ferreira (Chairman), George Chui Vai Hou and Peter Li, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules, currently serve on this committee. The Nominating Committee did not meet in person at any time during 2012, but did act by written consent on one occasion.

The Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

•	Whether the candidate is independent pursuant to applicable rules and regulations of the Securities and Exchange Commission and any stock exchange.

•	Whether the candidate is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of the Company.

•	Whether the candidate has the ability to read and understand basic financial statements. The Nominating Committee also will determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the Securities and Exchange Commission.

•	Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.

•	Whether the candidate has knowledge of the Company and issues affecting the Company.

•	Whether the candidate is committed to enhancing shareholder value.

•	Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company.

•	Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

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•	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership.

•	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

•	Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.

•	Whether the candidate is able to suggest business opportunities to the Company.

“Diversity,” as such, is not a criterion that the Nominating Committee considers. The directors will consider candidates from any reasonable source, including current board members, shareholders, professional search firms or other persons. The directors will not evaluate candidates differently based on who has made the recommendation.

Shareholders who wish to recommend to the Nominating Committee a candidate for election to the Board of Directors should send their letters to Unit 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, Attention: Nominating Committee. The Corporate Secretary will promptly forward all such letters to the members of the Nominating Committee. Shareholders must follow certain procedures to recommend to the Nominating Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Nominating Committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the Corporate Secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

The recommendation must contain the following information about the candidate:

•	Name;

•	Age;

•	Business and current residence addresses, as well as residence addresses for the past 20 years;

•	Principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years (or such shorter period as the candidate has been in the workforce);

•	Educational background;

•	Permission for the Company to conduct a background investigation, including the right to obtain education, employment and credit information;

•	The number of ordinary shares of the Company beneficially owned by the candidate;

•	The information that would be required to be disclosed by the Company about the candidate under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and

•	A signed consent of the nominee to serve as a director of the Company, if elected. Although it has not done so in the past, the Nominating Committee may retain search firms to assist in identifying suitable director candidates.

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Compensation Committee.

On April 7, 2010, the Board of Directors formed a Compensation Committee and adopted a written charter. Peter Li (Chairman), João Manuel Santos Ferreira, and Yeung Lun Allan, each of whom is independent as defined in Rule 5605(a)(2) of the Listing Rules, currently serve on this committee. The Compensation Committee did not meet in person during 2012 but took action by written consent on three occasions. The charter sets forth responsibilities, authority and specific duties of the Compensation Committee. The principal functions of the compensation committee are to evaluate the performance of our officers, to review any compensation payable to our directors and officers, to prepare compensation committee reports, and to administer the issuance of any common stock or other equity awards issued to our officers and directors.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

Board Operations

The positions of principal executive officer and chairman of the Board of Directors of the Company are held by different persons. The chairman of the Board of Directors chairs Board of Director and shareholder meetings and participates in preparing their agendas.

The Board of Directors is responsible for overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis and routinely advises the Board of Directors on those matters as the CEO and CFO have access to the Board of Directors, attend regular meetings as well as the audit committee meetings. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees, providing oversight as necessary in connection with those efforts.

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 54,549 ordinary shares for fiscal 2012. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

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The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2012.

Name	Fees Earned or Paid in Cash (US$)	Ordinary Shares(1) (US$)	Total (US$)
Raymond Li Chun Ming	35,000	20,000	55,000
Yeung Lun Allan	38,000	20,000	58,000
Lam Man Pou	30,000	20,000	50,000
Vong Hon Kun	30,000	20,000	50,000
George Chui Vai Hou	38,000	20,000	58,000
Leong Siak Hung	30,000	20,000	50,000
James R. Preissler	40,000	20,000	60,000
Manuel Santos Ferreira	38,000	20,000	58,000
Peter Li	38,000	20,000	58,000
(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2012 directors’ equity compensation was $3.30.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Office
Lam Man Pou	Chairman and Chief Marketing Officer
Leong Siak Hung	Chief Executive Officer
Li Chun Ming, Raymond	Chief Financial Officer
Vong Hon Kun	Chief Operating Officer
Sylvia Lee	Executive Vice President

Biographical information for Lam Man Pou, Leong Siak Hung, Raymond Li Chun Ming, and Vong Hon Kun are set forth above beginning on page 7.

Sylvia Lee, age 49, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

Executive Compensation

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies. We expect to stay apprised of the cash and equity compensation practices of publicly held companies in the gaming industry through the review of such companies’ public reports and other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to us, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary.  Generally, we set executive base salaries for our executives and those of AERL at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. Base salaries will generally be reviewed annually, subject to terms of employment agreements, and we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

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Incentive Bonuses.  We may design and utilize cash incentive bonuses for our executives and those of AGRL to focus them on achieving key operational and financial objectives within a yearly time horizon. It is expected that such bonuses will be based on the standards include objective standards for job specific matters and subjective standards based on diligence, improvement of skills and company loyalty, decisiveness and an appropriate service mind-set. Improvement over the prior year is considered highly important. No cash bonuses have been granted to date.

Equity-Based Awards.  We may also use equity-based awards, such as stock options and stock grants, as part of our compensation packages. As of the date of this annual report, we have not adopted any plans or policies regarding such awards. As part of her annual compensation, Sylvia Lee, our executive vice president, receives $20,000 of our ordinary shares, as further described under “—Officer Compensation; Employment Agreements” below.

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2012:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$)	Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	126,462	—	126,462
Leong Siak Hung, Chief Executive Officer	262,217	—	262,217
Raymond Li Chun Ming, Chief Financial Officer	192,777	—	192,777
Vong Hon Kun, Chief Operating Officer	126,462	—	126,462
Sylvia Lee, Executive Vice President	30,000	20,000	50,000

(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2012 equity compensation was $3.30.

AERL has entered into employment agreements with its four executive officers that became effective upon the closing of our acquisition of AGRL. The following table sets forth certain information about these employment agreement as of December 31, 2012.

Officer	Position	Term	Annual Salary
Leong Siak Hung	Chief Executive Officer	Three Years	$262,217
Raymond Li Chun Ming	Chief Financial Officer	Three Years	$192,777
Lam Man Pou	Chief Marketing Officer	Five Years	$126,462
Vong Hon Kun	Chief Operating Officer	Five Years	$126,462

Certain of the agreements were amended on February 2, 2012 to increase annual salary, effective January 1, 2012. Leong Siak Hung’s annual salary increased to $262,217, Raymond Li Chun Ming’s annual salary increased to $192,777, Lam Man Pou’s annual salary increased to $126,462, and Von Hon Kun’s annual salary increased to $126,462.

Each officer is entitled to paid vacation in accordance with AGRL’s policies. Each officer is also entitled to reasonable use of company-provided automobiles, with the officer to be reimbursed for all reasonable expenses related to the use and operation of such automobiles. However, no automobiles are currently being provided and we currently have no plan in place to provide automobiles.

The employment agreements, except Ms. Lee’s employment agreement, provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees.

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The agreements, except Ms. Lee’s employment agreement, contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any ordinary shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to us all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Messrs. Leong, Li, Lam and Vong serve in similar positions as our officers, for which they receive no additional compensation.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Code of Ethics and Related Person Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee, if one exists at the time). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. We are not prohibited from entering into related-party transactions with our directors and officers.

Our board of directors is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The board of directors will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board of directors with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Person Transactions of the Company

From August 2009 until the business combination on February 2, 2010, Chien Lee and James Preissler loaned to us, in the aggregate, $162,000 for working capital. Such amounts were represented by unsecured non-interest bearing promissory notes that were paid upon the closing of the acquisition of AGRL.

We reimbursed our officers and directors a total of $151,169 for their reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations.

On November 15, 2010, we acquired the right to 100% of the profits derived by King’s Gaming from Mr. Mok Chi Hung and Mr. Wong Hon Meng. Mr. Wong is the brother of Mr. Vong Hon Kun, our Chief Operating Officer, and owned 4% of the equity of King’s Gaming immediately prior to the acquisition. In connection with the acquisition, on November 10, 2010, we entered into an employment agreement with Mr. Wong, pursuant to which he will serve as our operating officer at the Wen Zhou VIP Club located at the Venetian Macau Resort Hotel in exchange for $4,800 per month plus expenses. Mr. Wong’s salary was increased to $6,200 per month plus expenses effective January 1, 2012. We may terminate Mr. Wong’s employment for cause or upon Mr. Wong’s disability without any obligation of further payment. The agreement has a term of five years from November 10, 2010.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable to it than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our uninterested independent directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

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AGRL Related Party Transactions

Because AGRL and its subsidiaries are not able to directly operate as VIP gaming promoters, AGRL’s management has technical ownership of AGRL’s VIP gaming promoters, but each such VIP gaming promoter has entered into an agreement with a subsidiary of AGRL providing that 100% of the profits of each VIP gaming promoter be paid to a subsidiary of AGRL. None of the members of AGRL’s management team receive compensation for being the owners of AGRL’s VIP gaming promoters. The following table shows the relationships of AGRL’s management team to its VIP gaming promoters:

Entity Name	Management Team Members Owning Entity
Sang Heng Gaming Promotion Company Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Doowell Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Iao Pou Gaming Promotion Limited	Lam Chou In
King’s Gaming Promotion Limited	Mok Chi Hung
Bao Li Gaming Promotion Limited	Lou Kan Kuong and Lei Kam Keong

Star World Hotel and Casino has extended a credit line of $25.8 million to Sang Heng which is guaranteed by Mr. Lam. Galaxy Macau Resort has extended a credit line of $25.8 million to Sang Lung which is guaranteed by Mr. Lam. These credit lines are used to advance funds to junket agents and patrons so that the junket agents can provide gaming patrons with credit at the Iao Kun VIP Rooms operated by Sang Heng at the Star World Hotel and Casino and by Sang Lung at the Galaxy Macau Resort. The credit lines are non-interest bearing, and Mr. Lam is not compensated by AGRL for the guarantee.

The Venetian Resort Hotel has extended a credit line of $3.86 million to King’s Gaming, which is guaranteed by Mr. Vong and Mr. Mok. The credit line is used to advance funds to junket agents and patrons so that the junket agents can provide gaming patrons with credit at the Wenzhou VIP Room operated by King’s Gaming at the Venetian Resort Hotel. The credit line is non-interest bearing and Mr. Vong and Mr. Mok are not compensated by AGRL for the guarantees.

The City of Dreams Hotel has extended a credit line of $3.86 million to Bao Li, which is guaranteed by Mr. Lou Kan Kuong. The credit line is used to advance funds to junket agents and patrons so that the junket agents can provide gaming patrons with credit at the Kam Bao Li VIP Room operated by Bao Li at the City of Dreams Hotel. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

From time to time, Mr. Lam makes small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their agents and collaborators. Such loans by Messrs. Lam and Vong are non-interest bearing.

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP gaming promoters have entered into such agreements with Pak Si, owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $180,000 per month for the VIP room at Star World Hotel; King’s Gaming pays approximately US $103,000 per month for the VIP room at the Sands Cotai Central Hotel; and Sang Lung pays approximately $180,000 per month for the VIP room at the Galaxy Resort; Bao Li pays approximately US $103,000 per month for the VIP Room at the City of Dreams Hotel, Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Total staff at each operation, including executives, is approximately 150 people. Other than the Agreement for the VIP room at Le Royal Arc Casino, which has a term beginning on July 1, 2013, and ends on December 31, 2013, such agreements are for one-year terms effective January 1, 2013. Similar agreements were made with Ms. Tam for each of the three preceding years, including for the VIP gaming room at the MGM Grand Hotel and Casino which is now closed.

As of January 1, 2013, the Company has recruited 31 staff of manager and supervisor grade from Pak Si and employed them directly under the Company’s fully owned Macau subsidiary, AERL Company Ltd. As a result, the monthly fees for the 2013 management agreements with Pak Si have been reduced for Sang Heng to US$154,000, Sang Lung to US$154,000; maintained for King’s at US$103,000; and Bao Li at US$103,000. Subsequent to the acquisition of the VIP room business at Le Royal Arc Casino, Pak Si was further engaged to manage the VIP room there at a monthly fee of US$103,000 beginning on July 1, 2013 and ending on December 31, 2013.

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PROPOSAL NO. 2

PROPOSAL TO INCREASE AUTHORIZED SHARES

General

Company proposes as an ordinary resolution:

That the authorized share capital of the Company be increased from US$20,115 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 1,150,000 preferred shares of a par value of US$0.0001 each to US$50,115 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 1,150,000 preferred shares of a par value of US$0.0001, each by the creation of an additional 300,000,000 ordinary shares of a par value of US$0.0001 each, to rank pari passu in all respects with the existing ordinary shares.

The Reasons for the Increase in Authorized Shares

In the judgment of the Company’s Board of Directors, the increase in the authorized share capital of the Company as described above is desirable so that, among other reasons, the Company’s Board of Directors has the flexibility to issue or reserve for issuance ordinary shares or to effect a distribution in the nature of a split of the ordinary shares when the Company’s Board of Directors determines that it is in the Company’s best interests and the best interests of its shareholders to do so. The Board of Directors is considering effecting such a distribution in conjunction with the listing of its shares on the Hong Kong Stock Exchange. No agreements are currently in place for the sale of the ordinary shares, and no such agreements are contemplated.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO THE INCREASE IN AUTHORIZED SHARES.

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PROPOSAL NO. 3

PROPOSAL TO AMEND AND RESTATE THE COMPANY’S CONSTITUTIONAL DOCUMENTS AND CHANGE THE NAME OF THE COMPANY FROM ASIA ENTERTAINMENT & RESOURCES LTD. TO IAO KUN GROUP HOLDING COMPANY LIMITED

The Company proposes as a special resolution:

That the name of the Company be changed from “Asia Entertainment & Resources Ltd.” to “Iao Kun Group Holding Company Limited” and that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association annexed hereto and make certain other minor changes including as a consequence of Proposal No. 2 if such proposal is passed.

In the judgment of the Company’s Board of Directors, the change of the Company’s corporate name is desirable to more accurately reflect its corporate identity associated with its Iao Kun VIP gaming rooms in Macau.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the new name is adopted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE NAME CHANGE AND THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

21

PROPOSAL NO. 4

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed UHY LLP as independent auditors to audit the financial statements of the Company for the year ending December 31, 2013, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of UHY LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the Shareholders’ best interests.

Audit Fees

The firm of UHY LLP has acted since our inception as our principal independent registered public accounting firm. UHY LLP leases all its personnel, who work under the control of UHY LLP partners, from wholly-owned subsidiaries of UHY Advisors, Inc. (“UHY”) in an alternative practice structure. UHY LLP is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants.

The business address of UHY LLP is 19 West 44th Street, New York, New York 10036.

The following is a summary of fees paid or to be paid by us to UHY LLP for services rendered as the principal accountant.

	Year Ended December 31, 2011	Year Ended December 31, 2012

Audit Fees – UHY LLP	$321,025	$416,400
Audit-Related Fees – UHY LLP	-	-
Tax Fees – UHY LLP	-	-
All Other Fees – UHY LLP	-	-

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2011 and 2012 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

Audit Committee Pre-Approval

We do not rely on pre-approval policies and procedures. Our audit committee approved the services described above relating to the 2011 and 2012 fiscal years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF UHY LLP AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2013.

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OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2012 (as filed with the SEC) including the financial statements thereto, is being provided with the proxy statement. Requests for additional copies should be directed to William Schmitt at IRC, LLC; 761 Main Avenue; Norwalk, CT 06851, U.S.A. Proxy materials are also available on the Company website at: ir.aerlf.com/events.cfm.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Asia Entertainment & Resources Ltd., Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively). A copy of the Code of Ethics is available on our website, http://ir.aerlf.com/governance.cfm.

Changes in Director Nomination Process for Shareholders

There were no changes in the director nomination process from January 1, 2012 through the present.

By Order of the Board of Directors,

/s/ Leong Siak Hung
Chief Executive Officer

September 9, 2013

23

ANNEX A

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

____________________________________

IAO KUN GROUP HOLDING COMPANY LIMITED

 ____________________________________

(As adopted by special resolution passed on                September 2013)

A-1

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

IAO KUN GROUP HOLDING COMPANY LIMITED

(As adopted by special resolution passed on        September 2013)

1	The name of the Company is Iao Kun Group Holding Company Limited.

2	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4	The liability of each Member is limited to the amount from time to time unpaid on such Member's shares.

5	The share capital of the Company is US$50,115.00 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 1,150,000 preferred shares of a par value of US$0.0001 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

A-2

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

IAO KUN GROUP HOLDING COMPANY LIMITED

(As adopted by special resolution passed on           September 2013)

INTERPRETATION

1	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

"Articles"	means these articles of association of the Company.

"Audit Committee"	means, where applicable, the audit committee of the Company formed pursuant to Article 150 hereof, or any successor audit committee.

"Auditor"	means the person for the time being performing the duties of auditor of the Company (if any).

"clearing house"	a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

"Company"	means the above named company.

"competent regulatory authority"	a competent regulatory authority in the territory where the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

"Designated Stock Exchange"	shall mean either the Over-the-Counter Bulletin Board, the National Market System or the Capital Market of the Nasdaq Stock Market, Inc., the American Stock Exchange, or the New York Stock Exchange, provided, however, that until the Shares are listed or quoted on any such “Exchange” the rules of any such Designated Stock Exchange shall be inapplicable to these Articles of Association of the Company.

"Directors"	means the directors for the time being of the Company.

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"Dividend"	includes an interim dividend.

"Electronic Record"	has the same meaning as in the Electronic Transactions Law (2003 Revision).

"executive office"	means such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

"Member"	has the same meaning as in the Statute.

"Memorandum"	means the memorandum of association of the Company.

"Ordinary Resolution"	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

"Register of Members"	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.

"Registered Office"	means the registered office for the time being of the Company.

"Seal"	means the common seal of the Company and includes every duplicate seal.

"SEC"	means the United States Securities and Exchange Commission.

"Share" and "Shares"	means a share or shares in the Company and includes a fraction of a share.

"Special Resolution"	a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten clear days' notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a Special Resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the Shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a Special Resolution at a meeting of which less than ten clear days' notice has been given; a Special Resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statute; a Special Resolution includes a unanimous written resolution.

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"Statute"	means the Companies Law (2013 Revision) of the Cayman Islands.

2	In the Articles:

2.1	words importing the singular number include the plural number and vice versa;

2.2	words importing the masculine gender include the feminine gender;

2.3	words importing persons include corporations;

2.4	"written" and "in writing" include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.6	any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

2.7	headings are inserted for reference only and shall be ignored in construing these Articles; and

2.8	in these Articles Section 8 of the Electronic Transactions Law (2003 Revision) shall not apply.

COMMENCEMENT OF BUSINESS

3	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

4	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

ISSUE OF SHARES

5	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

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6	Without prejudice to the generality of Article 5, the Directors may authorise by resolution or resolutions from time to time:

6.1	the issuance of one or more classes or series of preferred shares and may fix the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences;

6.2	the increase or decrease of the size of any class or series of preferred shares (but not below the number of shares of any class or series of preferred shares then outstanding or above the number of shares of any class or series of preferred shares then authorized) to the extent permitted by applicable law.

7	Neither the Company nor the Directors shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make available any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Directors, be unlawful or impractical. Members affected as a result of the foregoing shall not be, or be deemed to be, a separate class of Members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or of the holders of ordinary shares shall be a prerequisite to the issuance of any Shares of any class or series of the preferred shares authorized by and complying with the conditions in the Memorandum or these Articles.

8	At any time after the consummation of a business combination (as defined below), the directors may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine. Notwithstanding the foregoing, the directors may issue options, warrants or convertible securities in connection with the Company’s initial public offering.

9	The Company shall not issue Shares to bearer.

REGISTER OF MEMBERS

10	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

11	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, if applicable, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty days in any calendar year. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members the Register of Members shall be closed for at least ten days immediately preceding the meeting.

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12	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or in order to make a determination of Members for any other purpose.

13	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such Dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

14	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. No certificate shall be issued representing Shares of more than one class. All certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled and until a fee, not exceeding the relevant maximum amount as the Designated Stock Exchange, if applicable, may from time to time determine, has been paid by the transferee.

15	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

16	Share certificates shall be issued within the relevant time limit as prescribed by the Statute or, if applicable, as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a transfer with the Company.

17	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

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TRANSFER OF SHARES

18	If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal. If the Shares in question were issued in conjunction with options or warrants issued pursuant to Article 8 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

19	The instrument of transfer of any Share shall be in writing in the usual or common form or, if applicable, in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

REDEMPTION AND REPURCHASE OF SHARES

20	Subject to the provisions of the Statute and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares or other securities that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner as the Company may, by Special Resolution, determine before the issue of the Shares.

21	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own issued and outstanding Shares provided that (i) the Members shall have approved the manner of purchase by Ordinary Resolution or (ii) the manner of purchase is in accordance with the following Articles 21.1 to 21.3 (this authorisation is in accordance with sections 37(2) and 37(3)(d) of the Statute or any modification or re-enactment thereof for the time being in force).

21.1	The Company is authorised to purchase any Share listed or quoted on a Designated Stock Exchange in accordance with the following manner of purchase: (i) the maximum number of Shares that may be repurchased shall be equal to the number of issued and outstanding Shares of the Company less one Share, and (ii) at such time at such price and on such other terms as determined and agreed by the Board or Chief Executive Officer of the Company in their sole discretion; provided however, that (x) such repurchase transaction shall be in accordance with the relevant code, rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange; and (y) that the Company be able to pay its debts as they fall due in the ordinary course of business and is therefore solvent immediately before and after the date on which the payment in respect of the repurchase transaction is proposed to be made.

21.2	The Company is authorised to purchase any Share not listed or quoted on a Designated Stock Exchange in accordance with the following manner of purchase: (i) the Company shall serve a repurchase notice in a form approved by the Board or Chief Executive Officer of the Company on the Member from whom the Shares are to be repurchased, (ii) the price for the Shares being repurchased shall be such price agreed between the Board and the applicable Member, (iii) the date of repurchase shall be the date specified in the repurchase notice, (iv) the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board or Chief Executive Officer of the Company and the applicable Member in their sole discretion, and (v) that the Company be able to pay its debts as they fall due in the ordinary course of business and is therefore solvent immediately before and after the date on which the payment in respect of the repurchase transaction is proposed to be made.

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21.3	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company. For the avoidance of doubt, immediately upon consummation of the Business Combination (as defined in Article 167), the Company is permitted to use the proceeds of the Trust Account (as defined in Article 169) to complete the purchase of any of its own issued and outstanding Shares in accordance with this Article 21.

22	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

VARIATION OF RIGHTS OF SHARES

23	If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-quarters of the issued Shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Shares of that class.

24	The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

25	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

26	The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NON RECOGNITION OF TRUSTS

27	The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

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LIEN ON SHARES

28	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

29	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

30	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under these Articles.

31	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

32	Subject to the terms of the allotment the Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

33	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

34	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

35	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

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36	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

37	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

38	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

39	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

40	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

41	If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

42	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

43	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

44	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

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45	The provisions of these Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSMISSION OF SHARES

46	If a Member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him.

47	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before his death or bankruptcy, as the case may be.

48	If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

49	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share. If the notice is not complied with within ninety days the Directors may thereafter withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

UNTRACEABLE MEMBERS

50	Without prejudice to the rights of the Company under Article 51, the Company may cease sending cheques for Dividend entitlements by post if such cheques have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for Dividend entitlements after the first such occasion on which such a cheque is return undelivered.

51	The Company shall have the power to sell, in such a manner as the Directors think fit, any Shares of a Member who is untraceable, but no such sale shall be made unless:

51.1	all cheques in respect of Dividends of the Shares in question, being not less than three in total number, for any sum payable in cash to the holder of such Shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed;

51.2	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such Shares or of a person entitled to receive such Shares by death, bankruptcy or operation of law; and

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51.3	if applicable, the Company, if so required by the rules governing the listing of the Shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such Shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purposes of this Article, the “relevant period” means the period commencing twelve years before the publication of the advertisement referred to in paragraph 51.3 of this Article and ending at the expiry of the period referred to in that paragraph.

52	To give effect to a sale under Article 51, the Directors may authorize some person to transfer the said Shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under Article 51 shall be valid and effective notwithstanding that the Member holding the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

53	The Company may by Ordinary Resolution:

53.1	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

53.2	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

53.3	without prejudice to the powers of the Directors under Articles 5 to 8, divide its Shares into several classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of Shares has been authorised by the Company no resolution of the Company in general meeting is required for the issuance of Shares of that class and the Directors may issue Shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues Shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such Shares and where the equity capital includes Shares with different voting rights, the designation of each class of Shares, other than those with the most favourable voting rights, must include the words "restricted voting" or "limited voting";

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53.4	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

53.5	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

54	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

55	Except as set forth in Articles 168 to 171, subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

55.1	change its name;

55.2	alter or add to these Articles;

55.3	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

55.4	reduce its share capital and any capital redemption reserve fund.

REGISTERED OFFICE

56	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

57	All general meetings other than annual general meetings shall be called extraordinary general meetings.

58	The Company shall in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

59	The majority of the Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

60	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company.

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61	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

62	If the Directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

63	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

64	At least ten days' notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

64.1	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

64.2	in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent. in par value of the Shares giving that right.

65	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

66	All business transacted at an extraordinary general meeting or an annual general meeting shall be deemed special, with the exception of:

66.1	the declaration and sanctioning of dividends;

66.2	consideration and adoption of the accounts and balance sheet and the reports of Directors and Auditors and other documents required to be annexed to the balance sheet;

66.3	the election of Directors;

66.4	appointment of Auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

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66.5	the fixing or remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

66.6	the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent. in nominal value of its existing share capital; and

66.7	the granting of any mandate or authority to the Directors to repurchase the securities of the Company.

67	No business shall be transacted at any general meeting unless a quorum is present. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise more than thirty three and a third (33.33%) of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorised representative.

68	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

69	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

70	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

71	The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

72	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

73	The chairman may, with the consent of a meeting at which a quorum is present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

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74	If an amendment is proposed to any resolution under consideration but in good faith is ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

75	A resolution put to the vote of the meeting shall be decided on a show of hands unless:

75.1	before, or on the declaration of the result of, the show of hands, the chairman demands a poll; or

75.2	any other Member or Members collectively present in person or by proxy and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll; or

75.3	if applicable, a poll is required by the rules of the Designated Stock Exchange; or

75.4	if applicable and if required by the rules of the Designated Stock Exchange, any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing five per cent. or more of the total voting rights at such meeting demand a poll.

76	Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

77	The demand for a poll may be withdrawn.

78	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

79	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

80	All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Statute. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

VOTES OF MEMBERS

81	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or proxy, shall have one vote and on a poll every Member shall have one vote for every Share of which he is the holder.

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82	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

83	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

84	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

85	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

86	On a poll or on a show of hands votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

87	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

88	Any person entitled under Article 47 to be registered as the holder of any Shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Directors of his entitlement to such Shares, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

PROXIES

89	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised for that purpose. A proxy need not be a Member of the Company.

90	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

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90.1	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

90.2	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

90.3	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

90.4	provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

91	The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

92	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

93	Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATE MEMBERS

94	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

95	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

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SHARES THAT MAY NOT BE VOTED

96	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DIRECTORS

97	There shall be a board of Directors consisting of not less than three persons (exclusive of alternate Directors) provided however that the Company may from time to time by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers.

98	The Directors shall be divided into three classes: Class A, Class B and Class C. The number of Directors in each class shall be as nearly equal as possible. The existing Directors shall by resolution classify themselves as Class A, Class B or Class C Directors. The Class A Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class B Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class C Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company's first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the fourth succeeding annual general meeting after their election. Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

POWERS OF DIRECTORS

99	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

100	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

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101	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

102	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

APPOINTMENT AND REMOVAL OF DIRECTORS

103	The Company may by Ordinary Resolution appoint any person to be a Director (either to fill a vacancy or as an additional Director) or may by Ordinary Resolution remove any Director.

VACATION OF OFFICE OF DIRECTOR

104	The office of a Director shall be vacated if:

104.1	he gives notice in writing to the Company that he resigns the office of Director; or

104.2	if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

104.3	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

104.4	if he is found to be or becomes of unsound mind; or

104.5	if all the other Directors of the Company (being not less than two in number) resolve that he should be removed as a Director for cause.

PROCEEDINGS OF DIRECTORS

105	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

106	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

107	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

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108	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

109	A Director or alternate Director may, or other officer of the Company on the requisition of a Director or alternate Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

110	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of summoning a general meeting of the Company, but for no other purpose.

111	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

112	All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

113	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

PRESUMPTION OF ASSENT

114	A Director of the Company who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIRECTORS' INTERESTS

115	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

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116	A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

117	A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

118	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

119	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

120	Following a declaration being made pursuant to Article 118 or 119, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Designated Stock Exchange, if applicable, and unless disqualified by the chairman of the relevant meeting of the Directors, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

121	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

DELEGATION OF DIRECTORS' POWERS

122	The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

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123	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

124	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

125	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

126	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the Directors or Members.

ALTERNATE DIRECTORS

127	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

128	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

129	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

130	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

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131	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

NO MINIMUM SHAREHOLDING

132	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares, and a Director who is not a Member shall be entitled to receive notice of and attend and speak at any general meeting of the Company and of all classes of Shares.

REMUNERATION OF DIRECTORS

133	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

134	The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

SEAL

135	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

136	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

137	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

138	Subject to the Statute and this Article, the Directors may declare Dividends and distributions on Shares in issue and authorise payment of the Dividends or distributions out of the funds of the Company lawfully available therefor. No Dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

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139	Except as otherwise provided by the rights attached to Shares, all Dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

140	The Directors may deduct from any Dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

141	The Directors may declare that any Dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

142	Any Dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

143	No Dividend or distribution shall bear interest against the Company.

144	Any Dividend which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Dividend may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend shall remain as a debt due to the Member. Any Dividend which remains unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

145	The Directors may capitalise any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

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BOOKS OF ACCOUNT

146	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

147	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

148	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

149	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefore) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors, the composition and responsibilities of which shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate,

150	If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an Audit Committee, then the Directors shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis.

151	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest. Specifically, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties:

151.1	any shareholder owning an interest in the voting power of the Company that gives such shareholder a significant influence over the Company;

151.2	any Director or executive officer of the Company and any relative of such Director or executive officer; and

151.3	any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in Articles 151.1 or 151.2 or over which such a person is able to exercise significant influence; and

152	If applicable, and subject to applicable law and the rules of the Designated Stock Exchange:

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152.1	at the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an Auditor who shall hold office until the Members appoint another Auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as Auditor;

152.2	a person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less then fourteen days before the annual general meeting and furthermore the Company shall send a copy of such notice to the retiring Auditor;

152.3	the Members may, at any general meeting convened and held in accordance with these Articles, by Special Resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

153	Subject to the Statute, the accounts of the Company shall be audited at least once in every year.

154	The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

155	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

156	Every Auditor shall have a right of access at all reasonable times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

157	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto, and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from the Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standard referred to herein may be those of a country or jurisdiction other than the Cayman Islands, If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

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NOTICES

158	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. If applicable, notice may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange and the rules and regulations of the SEC and giving to the Member a notice (in the manner set out above) stating that the notice or other document is available there.

159	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

160	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

161	Notice of every general meeting shall be given in any manner hereinbefore authorised to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

WINDING UP

162	If the Company shall be wound up following an Automatic Dissolution Event (as defined in Article 170), and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

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163	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

INDEMNITY

164	Every Director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or wilful default. No such Director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or wilful default of such Director, agent or officer.

FINANCIAL YEAR

165	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

TRANSFER BY WAY OF CONTINUATION

166	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

BUSINESS COMBINATION

167	Notwithstanding any other provision of these Articles, this Article and the following Articles 168 to 171 shall apply during the period commencing upon consummation of the IPO and terminating upon the consummation of any Business Combination (as defined below) and may not be amended during such period. A “Business Combination” shall mean the acquisition by the Company, whether by share capital exchange, asset or share acquisition, plan of arrangement, recapitalization or other similar type of transaction, of an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China (the “target business”). In the event of a conflict between Articles 168 to 171 and any other Articles, the provisions of Articles 168 to 171 shall prevail.

168	Prior to the consummation of any Business Combination, the Company shall submit such Business Combination to its Members for approval regardless of whether the Business Combination is of a type that normally would require such Member approval under applicable law. In the event that a majority of the IPO Shares (as defined in Article 169 below) present and entitled to vote at the meeting to approve the Business Combination are voted for the approval of the Business Combination, the Company shall be authorised to consummate the Business Combination, provided that the Company shall not consummate any Business Combination if Members holding 40 per cent. or more in interest of the holders of IPO Shares (as defined in Article 169) exercise their shareholder redemption rights described in Article 169.

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169	In the event that a Business Combination is approved in accordance with Article 168, and is consummated by the Company, any Member holding Ordinary Shares issued in the Company's initial public offering (the "IPO") of securities (the "IPO Shares"), other than Members holding Ordinary Shares issued prior to the Company's IPO, who voted against the Business Combination may, contemporaneously with such vote, demand that the Company redeem his IPO Shares into cash. If so demanded, the Company shall, promptly after the consummation of the Business Combination, pay such redeeming Member a per Share redemption price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below) inclusive of any interest thereon as of two business days prior to the consummation of the Business Combination, by (ii) the total number of IPO Shares. “Trust Fund” shall mean the trust account established by the Company at the consummation of the IPO and into which a certain amount of the net IPO proceeds are deposited.

170	In the event that the Company does not consummate a Business Combination eighteen months after the consummation of the IPO or thirty months from the consummation of the IPO if a letter of intent, agreement in principle or definitive agreement has been executed within the 18 months after the consummation of the IPO and the Business Combination has not been consummated with such 18 or thirty month period to consummate a business combination, the affairs of the Company shall promptly be wound-up. The failure to consummate a Business Combination within the aforementioned time periods shall trigger an automatic winding-up of the Company (an "Automatic Liquidation Event") and the Company shall be liquidated accordingly. The liquidator of the Company effective from the Automatic Liquidation Event shall be Chien Lee, failing which the directors of the Company shall, without any further action, be appointed as the liquidators of the Company. Only the holders of the IPO Shares shall be entitled to receive liquidating distributions, and the Company shall pay no liquidating distributions with respect to any other outstanding securities of the Company.

171	A holder of Shares shall only be entitled to receive distributions from the Trust Fund in the event of a liquidation of the Company, in the event he demands redemption of his IPO Shares in accordance with Article 169 or the following sentence or his Shares are repurchased by the Company in accordance with Article 21. A holder of IPO Shares who has voted in favour of the Business Combination and has contemporaneously demanded that the Company redeem his IPO shares into cash shall, promptly after the consummation of the Business Combination, be paid by the Company a per Share redemption price equal to the quotient determined by dividing (i) the amount in the Trust Fund inclusive of any interest thereon as of two business days prior to the consummation of the Business Combination, by (ii) the total number of IPO Shares. In no other circumstances shall a holder of Shares have any right or interest of any kind in the Trust Fund.

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ANNUAL MEETING OF SHAREHOLDERS OF

ASIA ENTERTAINMENT & RESOURCES LTD.

September 24, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at: ir.aerlf.com/events.cfm.

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2, PROPOSAL 3 AND PROPOSAL 4

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Leong Siak Hung or Raymond Li Chun Ming, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau on September 24, 2013 at 11:00 a.m., local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:	NOMINEES:
	☐ FOR ALL NOMINEES	○ Lam Man Pou	○ Vong Hon Kun
○ George Chui Vai Hou
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES
☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2.	INCREASE AUTHORIZED SHARE CAPITAL	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	AMENDMENT AND RESTATEMENT OF CONSTITUTIONAL DOCUMENTS AND CHANGE OF CORPORATE NAME TO IAO KUN GROUP HOLDING COMPANY LIMITED	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	RATIFICATION OF INDEPENDENT AUDITORS	FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Items 1, 2, 3 and 4. Abstentions will be treated as being present and entitled to vote and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder	Date
Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.